  Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Shareholder Update on 1st Quarter Activities and 2nd Quarter Plans
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Vancouver, Canada -April 29, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) provides shareholders this update of its 2020 1st quarter activities and 2nd quarter plans for advancing its gold exploration projects in the USA and Canada.

First Quarter 2020 Highlights:

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Fondaway Canyon: Optioned the Fondaway Canyon and Dixie Comstock properties in Nevada to Getchell Gold for US$4.0 million in staged cash and stock payments, US$1.45 million in exploration expenditures over a 4 year period and a 2% NSR
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Corral Canyon: Reviewed data and evaluated results of the 2019 diamond drill program at Corral Canyon property in Nevada, the last three drill holes intersected broad alteration zones and narrow quartz veins but no economic intercepts
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Hard Cash: Applied for an exploration permit to conduct a core drilling program at the Hard Cash gold project in Nunavut this summer
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New Polaris: Submitted Notice of Work for an exploration permit to conduct a core drilling program at the New Polaris gold project in BC in order to convert Inferred Resources to Indicated
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Reviewed offers by third parties to option certain gold properties, discussions underway
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Evaluated opportunities to acquire new gold projects and partner existing gold projects

 Second Quarter 2020 Outlook:

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New Polaris: Complete update of project economics at the new, higher gold prices and lower $CAD exchange rates
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Hard Cash: Complete preparations to conduct a 10-hole, 1500-meter reverse circulation drill program at the Hard Cash property in Nunavut this summer
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Windfall Hills: Complete preparations to conduct a 5-hole 1500-meter core drill program at the Windfall Hills property in BC this fall
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Continue discussions to option an existing property out to third party
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Continue discussions to acquire a new property with strong gold discovery potential

Canarc management is focused on creating shareholder value by advancing our attractive gold projects and acquiring new gold properties with exciting discovery potential. The Company is fully funded to drill its Hard Cash and Windfall Hills projects this year.

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.